Mail Stop 3561

August 1, 2007

Han Xioa-Yan
Chief Financial Officer
China Sky One Medical, Inc.
Room 1706, No. 30 Di Wang Building
Gan Shui Road
Nandang District, Harbin 150001
People's Republic of China

       Re: China Sky One Medical, Inc.
             Form 10-KSB for Fiscal Year Ended December 31, 2006
             Filed April 2, 2007
             Form 10-QSB for Fiscal Quarter Ended March 31, 2007
             Filed May 15, 2007
             File No. 0-26059

Dear Han Xioa-Yan:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10KSB for the year ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation, page 34

General

1.   Please include a discussion of your critical accounting estimates (e.g. revenue recognition, stock compensation to employees and non-employees, allowances for doubtful accounts, and inventory allowances). Disclosures included in the *Critical Accounting Estimates* section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.

Overview, page 35

2.   We noted your references to net income after removing the effects of non-cash items. It appears this measure of net income is non-GAAP. Please revise to include a GAAP measure of equal or greater prominence (e.g. standardized measure) and provide the minimum required disclosures related to non-GAAP measures in Item 10 of Regulation S-B or revise to delete all references to the "non-GAAP net income."

Financial Statements

Presentation

3.   We note that you have presented unaudited pro forma statements of operations, cash flow and shareholders' equity for the year ended December 31, 2005. Item 310 (a) of Regulation S-B requires the presentation of two years of audited historical statements of operations, cash flow and shareholders' equity. Please include in an amended Form 10KSB audited historical statements of operations, cash flows and stockholders' equity of the accounting acquirer, ACPG/TDR for the year ended December 31, 2005; these financial statements should be restated retroactively to give effect to the reverse merger or recapitalization of the accounting acquirer. You should also file an audit report reflecting the audit of the retroactively restated 2005 financial statements.

Consolidated Statement of Income, F-4

4. It appears based on your disclosure on F-3 and F-12 the company is reporting other comprehensive income related to the foreign currency translation adjustment. Please revise the statement of operations to disclose other comprehensive income and its element(s) in accordance with the guidance in paragraphs 22 – 25 and Appendix A of SFAS No. 130. Please also present the accumulated balance of other comprehensive income separately in the equity section of the balance sheet. Refer to paragraph 26 of SFAS 130.

Consolidated Statements of Cash Flows, page F-6

5. The only element of the foreign currency translation adjustment that should appear in the statement of cash flows is the amount that represents the effect of exchange rate changes on cash balances held in foreign currencies. You have included the entire translation adjustment in the statement, please revise to correct or delete these amounts for 2006 and 2005 and also delete these amounts from the disclosure of noncash transactions on page F-7. Refer to paragraph 25 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1. Description of Business, page F-8

6. Please expand the second paragraph to describe how you have accounted for the reverse merger or recapitalization of ACPG. Please ensure that your accounting complies with the following description of accounting: The assets and liabilities of both Comet and ACPG should be combined at their net book value. The retained earnings of ACPG should be brought forward, and the retained earnings of Comet should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock of Comet prior to the merger plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. The results of operations for periods prior to the merger should be those of ACPG. Please ensure that the disclosure of the merger terms, consideration exchanged and the method of accounting for the transaction is consistent throughout the financial statements.

Note 3. Summary of Significant Accounting Policies

Intangible Assets, F-11

7.   We note your disclosures here and under Item 6 on page 36 regarding the acquisition of Tianlong Beijing. Tell us how you are accounting for the acquisition of this entity (e.g., purchase of assets or business combination) and explain your accounting treatment. Please also address each of the factors in Rule 11-01(d) of Regulation S-X in your response. Revise to disclose the accounting method used, the amounts assigned to assets and liabilities acquired, and provide the necessary disclosures required by paragraph 51 of SFAS 141, as applicable. We may have further comments upon review of your responses.

8.   If you conclude that you acquired or succeeded to a business as the result of the Tianlong acquisition, please file a Form 8-K that includes audited annual financial statements and interim financial statements before the merger of Tianlong and related pro forma financial information in accordance with Items 310 (c) and (d) of Regulation S-B or justify the exclusion of these financial statements.

Note 5. Share Based Compensation, F-19

9.   We note your disclosure that SFAS 123(R) was adopted as of January 1, 2006. Please revise the financial statements to provide the disclosures required by paragraphs 64-65 and A240-A242 of SFAS 123(R).

10.   It appears that the fair value of $772,275 of the 500,000 warrants with an exercise price of $2.00 issued to advisors in connection with the "Stock Exchange Agreement" does not agree to the fair value of $1,469,190 disclosed on page 33. Please clarify and revise. In addition, please clarify if these warrants are the same warrants being disclosed on F-20 as a liability with a fair value of $916,622.

Note 11. Intangible Assets, F-23

11.   We read your disclosure related to the diagnostic and detection kits on page 37 and it appears that these items relate to research and development costs and therefore should be expensed in accordance with SFAS No. 2. Please revise or tell us why no revision is required.

Form 10QSB For the Three Months Ended March 31, 2007

Note 3. Summary of Significant Accounting Policies

Correction of Errors, page 12

12.	It appears the company identified significant accounting errors in previously
	issued financial statements. Although certain events that trigger the filing of a
	Form 8-K may be disclosed in a periodic report if the events occur within four
	business days before that report is required to be filed, Items 4.01 and 4.02 events
	must be filed in a Form 8-K. Please revise to file your Item 4.02 Form 8-K as it is
	overdue or tell us why an 8-K is not necessary.

Item 3 – Controls and Procedures, page 25

13.	It appears the officers' have concluded that the disclosure controls and procedures
	were effective, despite the fact that previously issued financial statements
	contained several errors, please tell us why this is so. We note that there were no
	changes in internal controls over financial reporting during the quarter.

* * * * *

	As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label CORRESP. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· 	the company is responsible for the adequacy and accuracy of the disclosure in the
	filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies